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                               April 5, 2021

       Hyun Park
       Senior Vice President and Chief Legal Officer
       FirstEnergy Corp.
       76 South Main Street
       Akron, OH 44308

                                                        Re: FirstEnergy Corp.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2020
                                                            Filed February 18,
2021
                                                            File No. 333-21011

       Dear Mr. Park:

              We have reviewed your March 26, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 18, 2021 letter.

       Form 10-K for the Fiscal Year ended December 31, 2020

       Financial Statements
       Note 15. Commitments, Guarantees, and Contingencies, page 121

   1. We note your response to prior comment one explaining that you do not have any environmental
obligation or loss contingency as of December 31, 2020, with respect to the
                                                        Three Mile Island
Nuclear Generating Station Unit 2 ("TMI-2"). You state    The terms of
                                                        the PSA and the
ancillary agreements also include Buyer   s assumption of liability for all
                                                        responsibility for the
TMI-2 site, including full decommissioning and ongoing
                                                        management of core
debris material not previously transferred to the DOE....

                                                        However, in describing
the transaction on pages 66 and 126, you indicate only that the transfer included
"related liabilities" and we see that you have risk factor disclosures on
 Hyun Park
FirstEnergy Corp.
April 5, 2021
Page 2
         page 15 stating    We Are or May Be Subject to Environmental
Liabilities, Including Costs
         of Remediation of Environmental Contamination at Current or Formerly Owned
         Facilities, Which Could Have a Material Adverse effect on Our Results of Operations and
         Financial Condition,    and    We cannot predict the amount and timing
of all future
         expenditures (including the potential or magnitude of fines or penalties) related to such environmental matters, although we expect that they could be material.


         We understand from your response that no actual liabilities currently fall within the category of "Excluded Liabilities" under the PSA and that you have assessed your exposure to loss contingencies associated with TMI-2 subsequent to the transfer as remote. Therefore, we believe that you should revise your description of the transaction in subsequent periodic reports to include the clarifying language referenced above from your response, and modify the risk factor disclosure to clarify that the exposure being described is unrelated to TMI-2, as you have indicated in your response.
       You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or John Cannarella,
Staff Accountant, at (202) 551-3337 with any questions.



FirstName LastNameHyun Park                                    Sincerely,
Comapany NameFirstEnergy Corp.
                                                               Division of
Corporation Finance
April 5, 2021 Page 2                                           Office of Energy
& Transportation
FirstName LastName